Exhibit 4.1
DESCRIPTION OF REGISTRANT’S SECURITIES
The authorized capital stock of Summit Financial Group, Inc. consists of 20,250,000 shares, of which 20,000,000 shares are common stock, par value $2.50 per share, and 250,000 shares are preferred stock, par value $1.00 per share. As of December 31, 2019, only Summit’s common stock is registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).
The following description of Summit’s common stock is a summary and does not describe every right, term or condition of owning Summit’s common stock. It is subject to and is qualified in its entirety by reference to Summit’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”). For a complete description, refer to the Articles of Incorporation and the Bylaws and any applicable provisions of relevant law, including the applicable provisions of the West Virginia Business Corporation Act (WVBCA) and federal law governing bank holding companies.
General
Pursuant to the Articles of Incorporation, Summit is authorized to issue 20,000,000 shares of common stock, par value $2.50 per share. Summit’s common stock is listed on the NASDAQ Capital Market under the symbol “SMMF.” The transfer agent for Summit’s common stock is Computershare. The transfer agent’s address is P.O. Box 505000 Louisville, Kentucky 40233.
Dividends
Summit’s shareholders are entitled to receive dividends when and as declared by Summit’s board of directors. The payment of dividends is also subject to the restrictions set forth in the WVBCA and the limitations imposed by the Federal Reserve Board.
Summit’s payment of dividends depends upon receipt of dividends from Summit Community Bank, Summit’s banking subsidiary. Payment of dividends by Summit Community Bank is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the West Virginia Division of Financial Institutions (“WVDFI”) and generally, the prior approval of the FDIC is required if the total dividends declared by Summit Community Bank, in any calendar year exceeds its net profits, as defined, for that year combined with its retained net profits for the preceding two years. Additionally, prior approval of the FDIC is required when a state non-member bank has deficit retained earnings but has sufficient current year’s net income, as defined, plus the retained net profits of the two preceding years. The FDIC may prohibit dividends if it deems the payment to be an unsafe or unsound banking practice. The FDIC has issued guidelines for dividend payments by state non-member banks emphasizing that proper dividend size depends on the bank’s earnings and capital.
Voting Rights
All voting rights are vested in the holders of Summit’s common stock. On all matters subject to a vote of shareholders, Summit’s shareholders will be entitled to one vote for each share of common stock owned. Summit’s shareholders have cumulative voting rights with regard to election of directors.

Preemptive Rights
No holder of any share of Summit capital stock has any preemptive right to subscribe to an additional issue of capital stock or to any security convertible into such stock.
Liquidation Rights
Upon any liquidation, dissolution or winding up of Summit’s affairs, the holders of Summit common stock are entitled to receive pro rata all of Summit’s assets for distribution to shareholders. There are no redemption or sinking fund provisions applicable to the common stock.
Summit’s board of directors may approve for issuance, without approval of the holders of common stock, preferred stock that has voting, dividend or liquidation rights superior to that of Summit common stock and which may adversely affect the rights of holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control of Summit.
Assessment and Redemption
Shares of Summit common stock presently outstanding are validly issued, fully paid and nonassessable. There is no provision for any voluntary redemption of Summit common stock.
Anti-Takeover Provisions
Provisions of Summit’s Articles of Incorporation and Bylaws may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of Summit without negotiation with Summit’s board of directors. The effect of these provisions is discussed briefly below.

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Authorized Stock. The shares of Summit’s common stock authorized by Summit’s Articles of Incorporation but not issued provide Summit’s board of directors with the flexibility to effect financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a shareholder vote. Summit’s board of directors, consistent with its fiduciary duties, could also authorize the issuance of shares of preferred stock, and could establish voting, conversion, liquidation and other rights for preferred stock being issued, in an effort to deter attempts to gain control of Summit.

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Classification of Board of Directors. Summit’s Articles of Incorporation currently provide that the board of directors is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years. This classification of the board of directors may discourage a takeover of Summit because a shareholder with a majority interest in the company would have to wait for at least two consecutive annual meetings of shareholders to elect a majority of the members of the board of directors.

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Amendment of Articles of Incorporation. Summit’s Articles of Incorporation requires the approval of 66 2/3% of shareholders to amend certain of the provisions of Summit’s Articles of Incorporation. This requirement is intended to prevent a shareholder who controls a majority of Summit common stock from avoiding the requirements of important provisions of Summit’s Articles of Incorporation simply by amending or repealing those provisions. Accordingly, the holders of a minority of the shares of Summit common stock could block the future repeal or modification of certain provisions of

Summit’s Articles of Incorporation, even if that action were deemed beneficial by the holders of more than a majority, but less than 66 2/3%, of Summit common stock.
Business Combination Provisions
Summit’s Articles of Incorporation provide that at least 66 2/3% of the authorized, issued and outstanding voting shares must approve certain business combination transactions unless the particular business combination transaction has been previously approved by at least 66 2/3% of the board of directors, in which case a simple majority vote of the shareholders is required. In addition, Summit’s Articles of Incorporation provide that neither Summit nor any of its subsidiaries may become a party to any business combination transaction unless certain fair price requirements are satisfied.
Anti-Greenmail Provisions
Summit’s Articles of Incorporation provide that it may not repurchase, directly or indirectly, any shares of Summit’s common stock at a purchase price that is greater than fair market value for such shares, from a 10% or greater shareholder (or an affiliate or associate of such shareholder) who acquired at least half of such shares within the last two years, unless such stock repurchase is approved by the holders of at least a majority of Summit’s outstanding shares of common stock (other than the interested shareholder).